Mail Stop 3561

      	March 30, 2006


Via U.S. Mail

Michael S. Zuckert, Esq.
General Counsel, Finance and Capital Markets
Citigroup Inc.
425 Park Avenue
New York, NY  10022

Re: 	Citibank Credit Card Issuance Trust
	Amendment No. 1 to Registration Statement on Form S-3
	Filed March 14, 2006
	File Nos. 333-131355

Dear Mr. Zuckert:

      We have limited our review of your filing for compliance with
Regulation AB. Please note that our limited review covers only those issues addressed in the comments below. Please also note that our comments to either the base prospectus and/or the supplements should be applied universally, if applicable.

      Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so that we can better understand your disclosure. After reviewing this information, we may raise additional comments.

      The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects and welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Registration Statement on Form S-3
General
1. We note your response but reissue prior comment 3. Also, refer to footnote 133 of the Regulation AB Adopting Release (Release No. 33-
8518; 34-50905).
2. We note your response to prior comment 8. However, the disclosure in response to Item 1119 has not been provided in one location for investors to quickly grasp. As such, we reissue prior comment 8.

Base Prospectus
Redemption and Early Redemption of Notes, page 11
3. We note your response to prior comment 10.  Please disclose in the
base prospectus that the issuing entity will not issue asset-
backed
securities if such issuance would cause the entity to issue a "redeemable security" as that term is defined in the Investment Company Act of 1940 ("1940 Act") and interpreted by the SEC staff, or would otherwise cause the issuing entity to fail to satisfy the applicable requirements for exemption under Rule 3a-7 under the 1940
Act, as amended, and all applicable rules, regulations, and interpretations thereunder.

Use of Proceeds, page 34
4. We note your response to prior comment 12 and disclosure in this section. However, the proposed disclosure does not describe the expenses incurred in connection with the selection and acquisition of the pool assets. Please revise accordingly.

Interest, page 36
5. We note your response to prior comment 13. Please confirm to us that in no eventuality will you use an "index" which is not an index of interest rates for debt, e.g. a commodities or stock index.

Derivative Agreements, page 61
6. We note your response to prior comment 14. Please revise your disclosure to clarify that the derivative agreements you contemplate are limited to interest rate or currency swap, a cap or a collar.


The Master Trust, page 101
Master Trust Assets, page 101
7. We note your response to prior comment 18. If you do not reasonably contemplate including participations in the asset pool, please delete the last bullet point on page 102.

The Credit Card Business of Citibank (South Dakota), page AI-1 Acquisition and Use of Credit Cards
8. We note your response to prior comment 20. Please expand your disclosure to provide examples of "variations" to the underwriting criteria to the extent material. Refer also to disclosure of material changes that should be provided pursuant to Item 1121(a)(14) of Regulation AB.

Prospectus supplement related to offering subclass of multiple issuance series
Summary of Terms, S-3
General
9. We note your response to prior comment 21. However, material information regarding the additional securities should be provided in the registration statement in response to Item 1113(e) of Regulation
AB. Please provide the disclosure you contemplate including from the distribution report in an appropriate place in the prospectus supplement.

Part II
Exhibit 4.4
10. We note your response to prior comment 25. Please note that Item
1108(c)(1) of Regulation AB requires a description of the material terms of the servicing agreement and the servicer`s duties regarding the transaction. Also, please note that Item 601(b)(10) of Regulation
S-K requires you to file material contracts that you are substantially dependent upon. It appears, however, that your description in the base prospectus of the pooling and servicing agreement currently filed as an exhibit to this registration statement does not accurately describe the material terms of the reports provided for in the current pooling and servicing agreement filed as an exhibit to the registration statement. For instance, Section 3.06 of the agreement states that the Servicer shall cause an accounting firm to provide an opinion that the servicing has been conducted in compliance with certain criteria enumerated in the agreement. We note that the basis for the report described in Section 3.06 differs in certain respects from the servicing criteria listed in Item 1122(d). Therefore, you must file a pooling and servicing agreement as an exhibit to this registration statement that accurately reflects the requirements under
Exchange Act Rule 15d-18 and Regulation AB and is consistent with the disclosure in the prospectus. As such, we reissue prior comment 25.

*	*	*	*	*

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all the facts relating to a company`s disclosure, they are responsible for the accuracy and adequately of the disclosures they have made.

	 We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rule 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

	If you have any questions regarding these comments, you may contact Rolaine Bancroft at (202) 551-3313. If you need further assistance, you may contact me at (202) 551-3348.


								Sincerely,


								Jennifer G. Williams
								Special Counsel

cc:	Via Facsimile (212) 474-3700
	David Mercado, Esq.
	Cravath, Swaine & Moore LLP
Michael S. Zukert, Esq.
March 30, 2006
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